 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.
SUPPLEMENT NO. 8 DATED MARCH 4, 2020
TO THE PROSPECTUS DATED APRIL 30, 2019

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated April 30, 2019, Supplement No. 7 to our prospectus dated January 14, 2020, Supplement No. 6 to our prospectus dated November 22, 2019, Supplement No. 5 to our prospectus dated November 14, 2019, Supplement No. 4 to our prospectus dated August 15, 2019, Supplement No. 3 to our prospectus dated May 28, 2019, and Supplement No. 2 to our prospectus dated May 15, 2019. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this Prospectus Supplement No. 8 is to describe the following:

•	the status of our initial public offering (the “Offering”) and our operating partnership’s issuance of Class K OP Units;
•	information regarding an upcoming amendment to the our charter that was approved by our stockholders on March 3, 2020;
•	an update regarding our acquisition of significant hotel property;
•	updates to our risk factors; and
•	an updated “Our Operating Partnership” section to describe the amended and restated limited partnership agreement of our operating partnership executed on February 27, 2020.

Status of this Offering and Issuance of Class K OP Units

Our registration statement on Form S-11 for the Offering of $550,000,000 of shares of Class K common stock, or K Shares, Class K-I common stock, or K-I Shares, and Class K-T common stock, or K-T Shares, consisting of up to $500,000,000 of K Shares, K-I Shares and K-T Shares in our primary offering and up to $50,000,000 of K Shares, K-I Shares and K-T Shares pursuant to our distribution reinvestment plan, or DRIP, was declared effective by the SEC, on August 14, 2018. As of February 27, 2020, we had accepted investors’ subscriptions for and issued approximately 1,971,901 K Shares, 581,728 K-I Shares, and 47,550 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $19,645,907, $5,412,306, and $475,500, respectively, for total gross proceeds in the primary portion of this Offering of approximately $25,533,713. As of February 27, 2020, we had issued approximately 5,884 K Shares, 6,100 K-I Shares and 439 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $55,899, $57,950 and $4,175, respectively.

As previously disclosed, we terminated our private offering of up to $150,000,000 in K Shares and Units (a “Unit” consists of four K Shares and one A Share) prior to the SEC effective date of our Registration Statement on August 14, 2018. At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 shares of Class A common stock, or A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $2,190,000 in A Shares pursuant to a private placement pursuant to Section 4(a)(2) of the Securities Act.

Therefore, as of February 27, 2020, we had received total gross proceeds of approximately $43,424,492 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

In addition, on February 27, 2020, as partial consideration for our acquisition of the Hilton Garden Inn Property (as defined herein), our operating partnership issued 128,124 Class K units of limited partnership interests in our operating partnership, or Class K OP Units, valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,240 in Class K OP Units of our operating partnership. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Property who are direct or indirect owners of our sponsor and our advisor received only Class K OP Units and no cash as consideration.

Upcoming Charter Amendment

On March 3, 2020, our stockholders approved to amend our charter (1) to increase the rate at which cash distributions on K Shares, K-I Shares and Class K-T Shares automatically accrue under our charter from 6% to 7% per annum of the K Share Distribution Base of such K Share, K-I Share Distribution Base of such K-I Share and K-T Share Distribution Base of such K-T Share, respectively, and (2) to increase the maximum rate at which distributions on A Shares may be authorized by our board and declared by us from 6% to 7% of the stated value of an A Share ($10.00) from income and cash flow from ordinary operations on a cumulative basis. The Articles of Amendment to our charter will be filed with the Maryland State Department of Assessments and Taxation on or around March 31, 2020.

Acquisition of a Significant Hotel Property

The following question and answer entitled “Do you currently own any assets?” in the section entitled “Questions and Answers About This Offering” beginning on page 4 of our prospectus is hereby superseded and replaced with the following question and answer:

Do you currently own any assets?

This offering is a “blind pool” offering because we have not yet identified all of the properties we may acquire with the proceeds of K-I Shares, K Shares and K-T Shares from this offering. As a result, you will not have the opportunity to evaluate our investments before we acquire them. If we are delayed or unable to find suitable investments, we may not be able to achieve our investment objectives. As part of our investment strategy, we will regularly review acquisition opportunities, sign letters of intent, perform due diligence and bid on certain of such acquisition and financing opportunities. On March 29, 2018, we entered into a joint venture with Procaccianti Convertible Fund, LLC, an affiliate of our sponsor, and acquired a 51% interest in two select-service hotels — the Staybridge Suites St. Petersburg Downtown in St. Petersburg, FL, or the Staybridge Suites property, and Springhill Suites Wilmington Mayfaire in Wilmington, NC, or the Springhill Suites property. The Springhill Suites property includes 120 rooms, complimentary hot breakfast, an indoor pool and approximately 1,250 square feet of meeting space. The Springhill Suites property is located across the street from a lifestyle center, five minutes from a beach, five miles from the University of North Carolina Wilmington and ten miles from downtown Wilmington. The Springhill Suites property opened in August 2015 and is the newest hotel in the Wilmington, NC market. The Staybridge Suites property includes 119 rooms, complimentary hot breakfast, an outdoor pool, approximately 3,000 square feet of meeting space and is located within walking distance of Tropicana Field, which is within 1.5 miles of 3 hospitals and downtown St. Petersburg and within 10 miles of beaches. The Staybridge Suites property opened in February 2014.

On August 15, 2018, we, through a wholly owned subsidiary of our operating partnership, acquired 100% of the fee simple interest in a 107-room, 36,411 square foot select-service hotel property — the Hotel Indigo hotel located in Traverse City, Michigan, or the Hotel Indigo Traverse City property. The Hotel Indigo Traverse City Hotel property opened in May 2016 and features approximately 3,000 square feet of meeting space, 82 underground parking spaces (valet only), a fitness center, business center, restaurant and lobby bar, and a rooftop bar overlooking the Grand Traverse Bay.

On February 27, 2020 we, through our operating partnership, acquired 100% of the interests in a 137-room select-service Hilton Garden Inn hotel property located in Providence, Rhode Island, or the Hilton Garden Inn Property, from affiliates of our sponsor. The Hilton Garden Inn Property is located on a 1.23-acre site, and includes 137 rooms, a 79-seat grille and bar, approximately 1,320 square feet of meeting space, a fitness center, and 115-space garage and surface parking lot. The Hilton Garden Inn Property is close to many educational institutions in the area, including Brown University, Providence College, Rhode Island School of Design and Johnson & Wales University, and is also located near the T.F. Green Airport.

We discuss the risks related to the fact that this is a blind pool offering under the “Risk Factors — Risks Relating to an Investment in Us” section of this prospectus.

The following information supplements, and should be read in connection with, the section of our prospectus entitled “Investment Objectives, Strategy and Policies – Description of Real Estate Investments” beginning on page 123 of our prospectus:

On February 27, 2020, we, through our operating partnership, took assignment of the right to acquire 100% of the interests in an entity that owns 100% of the fee simple interest in a 137-room select service Hilton Garden Inn hotel property located in Providence, Rhode Island, or the Hilton Garden Inn Property. On February 27, 2020, we completed such acquisition for a purchase price of $28.5 million, or the Purchase Price, which was determined by two independent appraisals of the Hilton Garden Inn Property. The sellers of the Hilton Garden Inn Property are affiliated with our sponsor, and include members of the investment committee. No individuals on the investment committee or individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Property who are direct or indirect owners of our sponsor and our advisor received cash consideration and only received Class K OP Units, as described below.

The Purchase Price, exclusive of closing costs and typical hotel closing date adjustments, was comprised of three components as follows: (a) a $10,281,855 cash payment, (b) the issuance of 128,124 Class K OP Units valued at $10.00 per Class K OP Unit, and (c) the assumption of the existing debt balance on the Hilton Garden Inn Property, or the Existing Debt, as evidenced by a promissory note and other loan documents, or the Loan. The cash portion of the acquisition was funded with net proceeds from this offering.

The Loan is collateralized by the Hilton Garden Inn Property, has an outstanding principal amount of approximately $16.9 million and bears interest at a fixed rate of 4.25% per annum. The Loan matures on May 15, 2025, The Loan provides for interest only monthly payments for 35 months, with payments based on a 30-year amortization schedule thereafter. The Loan may be prepaid at any time with 15 days’ prior notice, subject to a declining prepayment premium ranging from 2.0% - 0.5% of the outstanding loan balance, depending on the year of prepayment. The Loan contains customary affirmative covenants, negative covenants and events of default.

The following table summarizes the Hilton Garden Inn Property. Unless otherwise indicated, information in this section is provided as of the date of this prospectus supplement.

Property Description*	Interest Acquired	Date Acquired	Year Constructed	Contract Purchase Price	Property Taxes	Fees Owed to Advisor	Number of Rooms	Estimated Acquisition Cap Rate	Location	MSA
Hilton Garden Inn Property	100%	02/27/2020	1989	$28,500,000	$241,504	$441,370	137	8.2%	Providence, RI	Providence, RI

* We believe the property is suitable for its present and intended purposes and adequately covered by insurance.

(1) Contract purchase price excludes acquisition fees and costs.

(2) Fees owed to advisor include payments deferred acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager. For more detailed information on fees paid to our advisor or its affiliates, and the deferral of such fees, see the section captioned “Management Compensation.”

(3) Represents real estate taxes for 2019.

(4) Estimated acquisition cap rate equals trailing 12-month net operating income divided by the total acquisition cost for the property. Net operating income for a specific hotel or capital expenditure project is calculated as the hotel or entity level operating profit less an estimate for the annual contractual reserve requirements for renewal and replacement expenditures. The acquisition cap rate is meant as a measure of the trailing 12-month net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.

The following tables present occupancy, ADR and RevPar of the Hilton Garden Inn Property, including periods prior to ownership.

	Occupancy(1)
Hotel	2014	2015	2016	2017	2018	2019
Hilton Garden Inn Property	71.24%	71.74%	70.23%	69.38%	71.49%	77.91%

(1) Represents occupancy for each calendar year, unless otherwise noted, calculated as the number of occupied rooms divided by the number of available rooms.

	ADR(1)
Hotel	2014	2015	2016	2017	2018	2019
Hilton Garden Inn Property	$139.13	$149.79	$153.71	$159.39	$164.09	$163.37

(1) “ADR” represents the average daily rate for a single room.

	RevPar(1)
Hotel	2014	2015	2016	2017	2018	2019
Hilton Garden Inn Property	$99.12	$107.47	$107.95	$110.59	$117.31	$127.27

(1) “RevPAR” represents the product of the ADR charged and the average daily occupancy rate, but excludes other revenue generated by a hotel property.

In order for income earned from our hotel properties to be qualifying income, for purposes of determining our compliance with the requirements for our qualification as a REIT, we are required to lease our hotel properties to one or more taxable REIT subsidiaries, or TRSs, which will retain an independent property manager to be responsible for managing each of the hotel properties under a separate hotel management agreement. We will generally pay each property manager a property management fee each fiscal year with respect to each property equal to 3% of total operating revenues of each property (which exclude the gross receipts of any licensees, leases, and concessionaries), paid on a monthly basis, in addition to certain expense and centralized services costs and reimbursements. We may also pay an affiliate of the property manager a construction management fee equal to market rates for supervising and/or coordinating any construction, improvements, refurbishments or renovations of our hotel properties, in addition to certain expense reimbursements.

Our TRS entered into a hotel management agreement with a property manager affiliate of TPG Hotels & Resorts, Inc., an affiliate of our sponsor, to manage the Hilton Garden Inn Property, on February 27, 2020. The property manager will receive the property management fee described above. The hotel management agreement has an initial term of 5 years, with four automatic one-year renewals, unless otherwise terminated in accordance with the hotel management agreement.

We currently have no plans for any material renovations, improvements or development of the Hilton Garden Inn Property and believe such hotel property is adequately insured and is suitable for its present and intended use, subject to typical maintenance and replacements in the ordinary course.

The following information supplements, and should be read in conjunction with, the section entitled “Investment Objectives, Strategy and Policies – Depreciable Tax Basis” on page 126 of our prospectus.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed under Straight Line Depreciation. Property and equipment is being depreciated over the following class life periods:

Years
Building	40
Land improvements	20
Machinery & Equipment	10
Furniture & Fixtures	10
Automobiles	10

The Hilton Garden Inn Property has a depreciable tax basis of  $22,965,332 as of February 27, 2020. The property is generally depreciated for U.S. federal income tax purposes under the Modified Accelerated Cost Recovery System, or MACRS. Under MACRS the property is depreciated over a specified life ranging from seven years for furniture, fixtures and equipment to 40 years for the building. Land is not depreciated under MACRS. Depreciation rates are specifically defined by MACRS and vary year to year. We intend to make the election to use the Alternative Depreciation System method, or ADS, under MACRS.

Risk Factors

The following risk factor is hereby inserted as a new risk factor in the section of our prospectus entitled “Risks Relating to an Investment in Us” beginning on page 57 of our prospectus:

The outbreak of widespread contagious disease, such as the Coronavirus, could reduce travel and adversely affect hotel demand.

The widespread outbreak of infectious or contagious disease, such as H1N1 influenza (swine flu), avian bird flu, SARS, the Coronavirus and Zika virus, has reduced travel into and from the affected areas, including travel from the affected areas to the U.S. Further outbreaks, especially in the U.S., could reduce travel and adversely affect the U.S. hotel industry generally and our business in particular.

As of the date of this prospectus supplement, the recent outbreak of the Coronavirus appears to be principally concentrated in China, although cases have been confirmed in other countries and regions, and flights, trains, cruises, tours and other travel related activities have been cancelled as a result, including cancellations that have affected travel to the U.S. The extent to which our business may be affected by the Coronavirus will largely depend on future developments with respect to the continued spread and treatment of the virus, which we cannot accurately predict. New information and developments may emerge concerning the severity of the Coronavirus and the actions to contain the Coronavirus or treat its impact. To the extent that travel activity in the U.S. is materially and adversely affected by the Coronavirus, our business and financial results could be materially and adversely impacted.

Our Operating Partnership

On February 27, 2020, we amended and restated our agreement of limited partnership. The following information supersedes and replaces in its entirety the section of our prospectus entitled “Our Operating Partnership” beginning on page 203 of our prospectus.

The following is a summary of the agreement of limited partnership of Procaccianti Hotel REIT, L.P., our operating partnership. This summary and the descriptions of the operating partnership agreement provisions elsewhere in this prospectus are qualified by such agreement itself, which is filed as an exhibit to our registration statement, of which this prospectus is a part. See the section entitled “Where You Can Find Additional Information” in this prospectus.

Conducting our operations through the operating partnership allows the owners of properties to contribute their respective property interests to the operating partnership in exchange for limited partnership common units rather than for cash or our common stock. This may enable those owners to defer some or all of the potential taxable gain on the transfer. There are differences between the ownership of common stock and partnership units, some of which may be material, because they affect the business organization form, distribution rights, voting rights, transferability of equity interests received and U.S. federal income taxation. The operating partnership and each limited partner will file separate tax returns.

Description of Partnership Units

Partnership interests in the Partnership are divided into “units.” The operating partnership has various classes of units: general partnership units, limited partnership common units, subdivided further into classes corresponding to the Company’s classes of capital stock: Class A limited partnership units, or Class A OP Units, Class K OP Units, Class K-I limited partnership units, or Class K-I OP Units, Class K-T limited partnership units, or Class K-T OP Units, and Class B limited partnership units, or Class B OP Units. General partnership units represent an interest as a general partner in the operating partnership and the Company, as general partner, will hold all such units.

Limited partnership common units represent an interest as a limited partner in the operating partnership. The operating partnership may issue additional units and classes of units with rights different from, and superior to, those of limited partnership common units, without the consent of the limited partners. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

For each limited partnership common unit received, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of limited partnership units will not be obligated to make additional capital contributions to the operating partnership. Further, such holders will not have the right to make additional capital contributions to the operating partnership or to purchase additional limited partnership units without our consent as general partner. For further information on capital contributions, see the section entitled “— Capital Contributions” below.

Limited partners do not have the right to participate in the management of the operating partnership. Limited partners who do not participate in the management of the operating partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the operating partnership beyond the amount of their capital contributions. We, however, as the general partner of the operating partnership, are liable for any unpaid debts and liabilities. The voting rights of the limited partners are generally limited to approval of specific types of amendments to the operating partnership agreement. With respect to such amendments, each class of limited partnership common unit has one vote. See the section entitled “— Management of the Operating Partnership” below for a more detailed discussion of this subject.

Under certain circumstances, holders of limited partnership units of any class may be restricted from transferring their interests without the consent of the general partner. See the section entitled “— Transferability of Interests” below for a discussion of certain restrictions imposed by the operating partnership agreement on such transfers. After owning a limited partnership common unit for one year, limited partnership common unitholders generally may, subject to certain restrictions, exchange limited partnership units for the cash value of a corresponding number of units of our common stock or, at our option, a corresponding number of units of our common stock. See the section entitled “— Limited Partner Exchange Rights” below for a description of these rights and the amount and types of consideration a limited partner is entitled to receive upon exercise of such rights. These exchange rights are accelerated in the case of some extraordinary transactions. See the section entitled “— Extraordinary Transactions” below for an explanation of the exchange rights under such circumstances.

Management of the Operating Partnership

The operating partnership is organized as a Delaware limited partnership pursuant to the terms of the operating partnership agreement. We are the general partner of the operating partnership and expect to conduct substantially all of our business through it. Pursuant to the operating partnership agreement, we, as the general partner, will have full, exclusive and complete responsibility and discretion in the management and control of the partnership. This includes the ability to enter into major transactions, such as acquisitions, dispositions and refinancings; to cause changes in the operating partnership’s business and distribution policies; to initiate and resolve litigation; and to invest in subsidiaries and joint ventures. This also includes the power, without the consent of the limited partners,

•	to file a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of the partnership’s debts under Title 11 of the United States Bankruptcy Code, or any other federal or state insolvency law, or corresponding provisions of future laws, or file an answer consenting to or acquiescing in any such petition, or

•	to cause the operating partnership to make an assignment for the benefit of its creditors or admit in writing its inability to pay its debts as they mature.

The limited partners, in their capacities as such, will have no authority to transact business for, or participate in the management or decisions of, the operating partnership, except as provided in the operating partnership agreement and as required by applicable law. Further, the limited partners have no right to remove us as the general partner.

As general partner, we also may amend the operating partnership agreement without the consent of the limited partners. However, the following amendments will require the unanimous written consent of the affected limited partners or the consent of limited partners holding more than 50% of the voting power in the operating partnership:

•	any amendment that alters or changes the distribution rights of limited partners, subject to certain limited exceptions discussed in section “—Distributions” below;

•	any amendment that alters or changes the limited partner’s exchange rights;

•	any amendment that imposes on limited partners any obligation to make additional capital contributions; or

•	any amendment that alters the terms of the operating partnership agreement regarding the rights of the limited partners with respect to extraordinary transactions.

Indemnification

To the extent permitted by law, the operating partnership agreement provides for indemnification of us when acting in our capacity as general partner. It also provides for indemnification of directors, officers and other persons that we may designate under the same conditions, subject to the same restrictions applicable to the indemnification of officers, directors, employees and stockholders under our charter. See the section entitled “Management —Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents” in this prospectus.

Transferability of Interests

Under the operating partnership agreement, we may not withdraw from the partnership or transfer or assign all of our general partnership interest without the consent of holders of two-thirds of the limited partnership units, except in connection with the sale of all or substantially all of our assets. Under certain circumstances and with the prior written consent of the general partner and satisfaction of other conditions set forth in the operating partnership agreement, holders of limited partnership units may withdraw from the partnership and transfer and/or encumber all or any part of their units.

In addition, limited partnership units are not registered under the federal or state securities laws. As a result, the ability of a holder to transfer its units may be restricted under such laws.

Extraordinary Transactions

The operating partnership agreement generally permits either or both of us and the operating partnership to engage in any authorized business combination without the consent of the limited partners. A business combination is any merger, consolidation or other combination with or into another entity, or the sale of all or substantially all of the assets of any entity, or any liquidation, reclassification, recapitalization or change in the terms of the equity stock into which a unit may be converted. We are required to send to each limited partnership common unitholder notice of a proposed business combination.

Generally, a limited partner may not exercise its exchange rights until it has held the units for at least one year. However, in the case of a proposed business combination, each holder of a limited partnership common unit in the operating partnership has the right to exercise its exchange right prior to the stockholder vote on the transaction, even if it has held its units for less than one year. See the section entitled “— Limited Partner Exchange Rights” below for a description of such rights.

Upon the limited partner’s exercise of the exchange right in the case of a business combination, the partnership units will be exchanged for the cash value of a corresponding number of units of our common stock or, at our option, a corresponding number of units of our common stock. However, we cannot pay a limited partnership common unitholder in units of our common stock if the issuance of units to such holder would:

•	be prohibited under our charter, for example, if the issuance would (i) violate the 9.8% ownership limits or (ii) result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (see the section entitled “Description of Securities — Restrictions on Ownership and Transfer” in this prospectus);

•	cause us to no longer qualify, or create a material risk that we may no longer qualify, as a REIT in the opinion of our counsel; or

•	cause the acquisition of units by the limited partner to be integrated with any other distribution of units for purposes of complying with the registration provisions of the Securities Act.

Any limited partnership unitholders who timely exchange their units prior to the record date for the stockholder vote on a business combination shall be entitled to vote their units in any stockholder vote on the business combination. Holders of limited partnership units who exchange their units after the record date may not vote their units in any stockholder vote on the proposed business combination. The right of the limited partnership common unitholders to exercise their right to exchange without regard to whether they have held the units for more than a year terminates upon the earlier of (i) the disapproval of the business combination by our board of directors, (ii) the disapproval of the business combination by stockholders, (iii) the abandonment of the business combination by any of the parties to it, or (iv) the business combination’s effective date.

We cannot consummate a business combination (other than one in which we are the surviving entity) unless all limited partners receive, or have the right to election to receive, for each unit they own, an amount of cash, securities or other property equal to the amount of cash, securities or other property or value paid in the combination to a holder of a share of common stock. If, in connection with a business combination, a tender or similar offer has been accepted by holders of more than 50% of the outstanding common stock, then each limited partner will have the option to exchange its units for the amount of cash, securities or other property which the limited partner would have received had it exercised its exchange rights under the operating partnership agreement, and tendered the shares of common stock received upon exercise of the exchange rights immediately prior to the expiration of the offer.

However, we may merge into or consolidate with another entity without adhering to these limitations if, immediately after the merger or consolidation, substantially all the assets of the surviving entity, other than the partnership units held by us, are contributed to the operating partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets contributed as determined by the surviving entity’s general partner in good faith and the surviving entity’s general partner expressly agrees to assume all of our obligations as general partner under the operating partnership agreement.

Issuance of Additional Units

As general partner of the operating partnership, we can, without the consent of the limited partners, cause the operating partnership to issue additional units. A new issuance may include preferred units, which may have rights which are different than, or superior to, those of existing units. The operating partnership agreement also requires the issuance of additional common units corresponding with any issuance of stock by us pursuant to our distribution reinvestment plan or as a result of distributing stock in order to meet our annual distribution requirement to maintain our status as a REIT.

Capital Contributions

The operating partnership agreement provides that, if the operating partnership requires additional funds at any time, or from time to time, in excess of funds available to it from prior borrowings or capital contributions, we, as general partner, may raise additional funds required by the operating partnership by causing it to borrow the necessary funds from third parties on such terms and conditions as we deem appropriate. As an alternative to borrowing funds required by the operating partnership, we may contribute the amount of such required funds as an additional capital contribution.

Our operating partnership has classes of limited partnership common units that correspond to our classes of capital stock: Class A limited partnership units, or Class A OP Units, Class K OP Units, Class K-I limited partnership units, or Class K-I OP Units, Class K-T limited partnership units, or Class K-T OP Units, and Class B limited partnership units, or Class B OP Units. The operating partnership agreement also provides that we must contribute cash or other property received in exchange for the issuance of equity stock to the operating partnership in exchange for units of the same class as the applicable units with respect to which Offering proceeds have been received. Such limited partnership common units will have economic terms that vary based upon the class of units issued. Upon the contribution of cash or other property received in exchange for the issuance of common stock, we will receive one general partnership common unit for each unit of common stock issued by us. Upon the contribution of the cash or other property received in exchange for the issuance of each share of equity stock other than common stock, we will receive one unit with rights and preferences respecting distributions corresponding to the rights and preferences of the equity stock that we issued. If we contribute additional capital to the operating partnership, our partnership interest will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis if we contribute any additional capital.

Distributions

The operating partnership agreement specifies the manner in which distributions from the partnership will be made to partners. Distributions from the partnership are made at the times and in the amounts determined by us, as the general partner. The operating partnership agreement specifies the manner in which distributions from the partnership will be made to partners and accrue under the operating partnership agreement. Holders of Class K OP Units, Class K-I OP Units and Class K-T OP Units are generally entitled to receive payment distributions prior to the holders of any other class of limited partnership units. Distributions accrue automatically with respect to Class K OP Units, Class K-I OP Units and Class K-T OP Units at the same rate as under our charter with respect to the corresponding common share classes. In general, the priority of distributions in the operating partnership agreement reflects the same priority as in the Company’s charter with respect to the corresponding common shares.

The operating partnership agreement also provides that, as general partner, we will have the right to amend the distribution provisions of the operating partnership agreement to reflect the issuance of additional classes of units. The operating partnership agreement further provides that, as general partner, we must use our best efforts to ensure sufficient distributions are made to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings.

Liquidation

In general, upon the liquidation of the operating partnership, after payment of debts and obligations and the establishment of reserves, any remaining assets of the partnership will be distributed to partners in accordance with the priority of distributions upon liquidation of the corresponding shares of our common stock pursuant to our charter.

Allocations

The operating partnership agreement provides that net income, net loss and any other individual items of income, gain, loss or deduction of the operating partnership (other than net gain or net loss from the sale of property of the operating partnership) will be allocated among the partners in such a manner that (after giving effect to the allocation pursuant to the first sentence of this paragraph) the capital accounts of each partner, immediately after making such allocations, is, as nearly as possible, equal proportionately to the distributions that would be made to such partner if the operating partnership were dissolved, its affairs wound up and its assets were sold for cash, all operating partnership liabilities were satisfied, and the net sales proceeds of the operating partnership were distributed to the partners immediately after making such allocation.

Operations

The operating partnership agreement requires that the partnership be operated in a manner that will:

•	enable us to satisfy the requirements for classification as a REIT;

•	unless otherwise consented to by us, as general partner, avoid any U.S. federal income or excise tax liability; and

•	ensure that the operating partnership will not be classified as a publicly traded partnership under the Internal Revenue Code.

Pursuant to the operating partnership agreement, the operating partnership will assume and pay when due, or reimburse us for, payment of all administrative and operating costs and expenses incurred by the operating partnership and the administrative costs and expenses that we incur on behalf, or for the benefit, of the operating partnership.

Limited Partner Exchange Rights

Pursuant to the terms of, and subject to the conditions in, the operating partnership agreement, each holder of a limited partnership common unit will have the right, commencing one year from the issuance of the limited partner common units (except in connection with a business combination), to cause the operating partnership to redeem such holder’s limited partner common units for cash in an amount equal to the fair market value (as defined in the operating partnership agreement) per share of our common stock minus the maximum selling commissions and dealer manager fee allowed in the Offering. Alternatively, at our option, we may issue one unit of our common stock for each limited partner common unit redeemed. We will make the decision whether to exercise our right to issue units of common stock in lieu of cash on a case by case basis at our sole and absolute discretion. The limited partnership units exchanged for cash or units of our common stock will increase our ownership percentage in the operating partnership. See the section entitled “— Extraordinary Transactions” above for a description of exchange rights in connection with mergers and other major transactions. We cannot, however, pay a limited partnership common unitholder in units of our common stock if the issuance of units to such holder would:

•	be prohibited under our charter; for example, if the issuance would (i) violate the 9.8% ownership limit or (ii) result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code. See the section entitled “Description of Securities — Restrictions on Ownership and Transfer” in this prospectus;

•	cause us to no longer qualify, or create a material risk that we may no longer qualify, as a REIT in the opinion of our counsel; or

•	cause the acquisition of units by the limited partner to be integrated with any other distribution of units for purposes of complying with the registration provisions of the Securities Act.

Any common stock issued to the limited partners upon exchange of their respective limited partnership units may be sold only pursuant to an effective registration statement under the Securities Act or an exemption from, or exception to, registration. The cash necessary to exchange limited partnership units may come from any funds legally available to us or the operating partnership. However, specific funds will not be specially set aside for such purposes, nor will an accounting reserve be established for it. The necessary cash to satisfy the exchange right could come from cash flow not required to be distributed to stockholders to maintain our REIT status, fund operations or acquire new properties, or from borrowings. However, as explained above, we always have the option to satisfy the exchange right by issuing common stock, and we intend to reserve common stock for that purpose.

As general partner, we will have the right to grant similar exchange rights to holders of other classes of units, if any, in the operating partnership, and to holders of equity interests in the entities that own our properties.

Exercise of exchange rights will be a taxable transaction in which gain or loss will be recognized by the limited partner exercising its right to exchange its units for the cash value of a corresponding number of units of our common stock or, at our option, a corresponding number of shares of our common stock, to the extent that the amount realized exceeds the limited partner’s adjusted basis in the units exchanged. See the section entitled “Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships” in this prospectus.

Tax Matters

Pursuant to the operating partnership agreement, James A. Procaccianti will be the partnership representative and as such, will have authority to make all decisions on behalf of the operating partnership consistent with his status as such under the Internal Revenue Code. Tax income and loss generally will be allocated in a manner that reflects the entitlement of the general partner and limited partners to receive distributions from the operating partnership. For a description of other tax consequences stemming from our investment in the operating partnership, see the section entitled “Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships” in this prospectus.

Duties and Conflicts

Except as otherwise set forth under the sections entitled “Conflicts of Interest” and “Management” in this prospectus, any limited partner may engage in other business activities outside the operating partnership, including business activities that directly compete with the operating partnership.

Term

The operating partnership will continue in full force and effect until it is dissolved and terminated (i) upon our dissolution, bankruptcy, insolvency or termination, (ii) upon the sale or other disposition of all or substantially all of the assets of the operating partnership unless we, as general partner, elect to continue the business of the operating partnership to collect the indebtedness or other consideration to be received in exchange for the assets of the operating partnership, or (iii) by operation of law.